September 24, 1999


Securities and Exchange Commission
450 5th St. N.W.
Washington, D.C. 20549

Gentlemen:

This letter is to confirm that the reason I am no longer the auditor of record for Banyan Corporation is due to the fact that I have redirected the focus of my professional practice and as such I no longer perform audits of publicly traded companies.

At no time have I ever had a disagreement with Banyan Corporation or its management and I have issued no adverse opinions about the Company. I agree with the statements made regarding the change of accountants in Banyan's Form 10-SB, item 3. Changes in Disagreements with Accountants.


Sincerely,

J. PAUL KENOTE, CPA, P.C.

/s/ J. Paul Kenote
J. Paul Kenote, CPA
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